UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Bainum, Stewart

   10750 Columbia Pike
   Silver Spring, MD  20901
2. Date of Event Requiring Statement (Month/Day/Year)
   10/15/97
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Issuer Name and Ticker or Trading Symbol
   Choice Hotels International, Inc. (formerly Choice Hotels Franchising, Inc.) CHH
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
  Common Stock                             |3,906,278             |I               |Note 1                                         |
-----------------------------------------------------------------------------------------------------------------------------------|
       "            "                      |101,012               |I               |Note 2                                         |
-----------------------------------------------------------------------------------------------------------------------------------|
       "            "                      |798,711               |I               |Note 3                                         |
-----------------------------------------------------------------------------------------------------------------------------------|
       "            "                      |867,626               |I               |Note 4                                         |
-----------------------------------------------------------------------------------------------------------------------------------|
       "            "                      |1,032,376             |I               |Note 5                                         |
-----------------------------------------------------------------------------------------------------------------------------------|
       "            "                      |157,084               |I               |Note 6                                         |
-----------------------------------------------------------------------------------------------------------------------------------|
       "            "                      |4,724                 |D               |Note 7                                         |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
  Note 8                |         |         |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Note 1: Owned by the Stewart Bainum Declaration of Trust dated May 23, 1995 (the "SB Trust"), the sole trustee of which is Mr.
Bainum.
Note 2:  The proportionate interest of the SB Trust (500 shares) and the Jane
L. Bainum Declaration of Trust dated
May 23, 1995 (the "JLB Trust") (512 shares) in shares (1,779,628) owned by Mid Pines Associates, L.P. in which each trust is a limited partner. Also includes the proportionate interest of the SB Trust and the JLB Trust in Edelblut
Partners, L.P., which is a limited partner in Mid Pines Associates, L.P. (100,000) shares.
Note 3:  Shares owned by the JLB Trust, the sole trustee of which is Jane
Bainum.
Note 4: Liquidation preference (as of 10/15/97) of limited partnership interests of Mr. and Mrs. Bainum in Bainum
Associates Limited
Partnership.
Note 5: Liquidation preference (as of 10/15/97) of limited partnership interests of Mr. and Mrs. Bainum in MC
Investments Limited
Partnership.
Note 6: Represents the proportionate interests of shares owned by Realty Investment Company, Inc., a real estate investment and management company, of which the SB Trust and JLB Trust are shareholders.
Note 7: Restricted stock granted under the Choice Hotels International, Inc. Non-Employee Director Stock
Compensation
Plan.
Note 8: In connection with the spinoff of the Issuer from the former Choice Hotels International, Inc. (now known as
Sunburst Hospitality Corporation) all of the Reporting Person's stock options have been converted into successor options of the Issuer and Sunburst. However, information on the conversion is not yet available. An amendment to this Form 3 will be filed as soon as such information is available.